Exhibit 99.2

RESTRICTED STOCK AGREEMENT
HOME BANCSHARES, INC.
2022 EQUITY INCENTIVE PLAN
This RESTRICTED STOCK AGREEMENT (this “Agreement”) is made on __________, 20___ (the “Award Date”) between Home BancShares, Inc., an Arkansas corporation (the “Company”) and __________ (the “Participant”). Capitalized terms used in this Agreement but not defined upon their first usage shall have the meanings ascribed to them in the Company’s 2022 Equity Incentive Plan, as amended from time to time (the “Plan”).
1.    Grant of Restricted Stock. The Company hereby grants to the Participant __________ (______) restricted shares of the Company’s common stock, $0.01 par value (the “Restricted Stock”), pursuant to the Plan, subject to the terms and conditions of the Plan, this Agreement, and the Custody Agreement (the “Custody Agreement”) as in effect from time to time by and among the Company, the Participant, and the person or entity designated by the Board of Directors of the Company to serve as custodian thereunder (the “Custodian”).
2.    Incorporation by Reference of the Plan. The Plan is hereby incorporated by reference into this Agreement. The Participant hereby acknowledges receipt of a copy of the Plan and represents and warrants to the Company that the Participant has read and understands the terms and conditions of the Plan. The execution of this Agreement by the Participant constitutes the Participant’s acceptance of and agreement to the terms and conditions of the Plan and this Agreement.
3.    Vesting of Restricted Stock. Unless the Compensation Committee of the Board of Directors of the Company, as constituted at any time (the “Committee”) provides for earlier vesting, the Restricted Stock shall vest in accordance with the following schedule:

Percentage of Shares	Scheduled Vesting Date

4.    Forfeiture Provisions.
(a)    Termination of Employment upon Death or Disability. Except as otherwise provided herein, upon termination of the Participant’s employment with the Company or its subsidiaries or affiliates by reason of death or Disability, all unvested shares of Restricted Stock shall become fully vested on the date of the termination of such employment. Notwithstanding the foregoing provisions of this paragraph, if the Participant dies by suicide, while sane or insane, all unvested shares of Restricted Stock will be forfeited to and reacquired by the Company at no cost to the Company, automatically and immediately. For purposes of this Section 4(a), “suicide” shall include situations where the Participant (i) causes his or her own death in an obvious manner (where the Participant is clearly responsible for taking his or her own life), (ii) dies while carrying out acts of felony, or (iii) intentionally conducts activities with a high probability of death that result in death (such as, for example, excessively overdosing on drugs known to cause death or driving while extremely intoxicated).
(b)    Termination of Employment for Other Reasons. Upon termination of the Participant’s employment with the Company or its subsidiaries or affiliates for any reason other than death or Disability, all unvested shares of Restricted Stock will be forfeited to and reacquired by the Company at no cost to the Company, automatically and immediately.
5.    Rights as a Shareholder. The Participant shall have all of the rights of a shareholder of the Company, including the right to vote the Restricted Stock and the right to receive cash dividends thereon; provided, however, that dividends payable as distributions in full or partial liquidation of the Company or as the result of a merger or any other corporate reorganization shall not be distributed until such time as the Restricted Stock as to which such distribution applies vests.

6.    Certificates. The Participant acknowledges that certificates or book entries representing the Restricted Stock, registered in the Participant’s name, shall be issued and delivered to the Custodian and held by or in the account of the Custodian in custody pursuant to the Custody Agreement and shall not be delivered to the Participant until such Restricted Stock has vested in accordance with Section 3.
7.    Limits on Transferability. During the period of time that any shares of Restricted Stock are unvested, such unvested shares shall not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, other than by will or the applicable laws of descent and distribution, or to a beneficiary upon the death of the Participant, or as otherwise permitted by the Committee.
8.    Tax Withholding Obligations. In order to satisfy any withholding or similar tax requirements relating to the Restricted Stock, the Company has the right to deduct or withhold from any payroll or other payment to the Participant, or require the Participant to remit to the Company, an appropriate payment or other provision, which may include the withholding of Restricted Stock.
9.    Change in Control. Upon a change in control of the Company, all non-forfeited unvested shares of Restricted Stock shall become fully vested, subject to compliance with legal and other requirements.
10.    Adjustments Upon Changes in Capitalization. The number and price of shares of Restricted Stock subject to this Agreement shall be proportionately adjusted for any change in the stock structure of the Company because of share dividends, recapitalization, reorganizations, mergers or other restructuring.
11.    Notices. Each notice relating to this Agreement shall be in writing and delivered in person or by certified mail to the proper address. Each notice shall be deemed to have been given on the date it is received. Each notice to the Company shall be addressed to it at its principal office, now at 719 Harkrider Street, Conway, Arkansas 72032, attention Chief Financial Officer. Each notice to the Participant shall be addressed to the Participant or such other person or persons at the Participant’s most recent address set forth in the Company’s personnel records. Anyone to whom a notice may be given under this Agreement may designate a new address by notice to that effect.
12.    Plan Amendments. This Agreement shall be subject to the terms of the Plan, except that the Award that is the subject of this Agreement may not in any way be restricted or limited by any Plan amendment or termination approved after the date of the award without the Participant’s written consent.
13.    Trading Black Out Policies. The Participant agrees to abide by all trading “black out” policies established from time to time by the Company.
14.    No Employment Rights. Nothing in this Agreement will confer upon the Participant any right to continued employment with the Company or its subsidiaries or affiliates or affect the right of the Company to terminate the employment of the Participant at any time for any reason.
15.    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Arkansas, without giving effect to principals of conflicts of laws, and applicable provisions of federal law.
[Signature page follows.]

    IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date and year first above written.
COMPANY

HOME BANCSHARES, INC.

By:
    John W. Allison, Chairman

PARTICIPANT

    [Participant]
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